EXHIBIT 99.1

Inventiva announces the design of LEGEND, a Phase IIa combination trial with lanifibranor and SGLT2 inhibitor empagliflozin in patients with NASH and type 2 diabetes

  The LEGEND trial is a proof-of-concept Phase IIa clinical trial to evaluate the safety and efficacy of lanifibranor in combination with the sodium-glucose cotransporter 2 (SGLT2) inhibitor empagliflozin (Jardiance®1) in patients with non-alcoholic steatohepatitis (NASH) and type 2 diabetes (T2D)
  The trial will be conducted in several sites in the United States and Europe with a treatment duration of 24 weeks, and a total enrollment target of 63 patients with T2D and non-cirrhotic NASH
  The initiation of the trial is planned for H1 2022 and the publication of topline results is expected for H2 2023

Daix (France), Long Island City (New York, United States), October 27, 2021 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, mucopolysaccharidoses (MPS) and other diseases with significant unmet medical needs, today announced the design of a proof-of-concept
Phase IIa combination trial with its lead drug candidate lanifibranor and the SGLT2 inhibitor empagliflozin in patients with T2D and non-cirrhotic NASH.

LEGEND (Lanifibranor in combination with the SGLT2 inhibitor empagliflozin in patients with NASH and type 2 diabetes ) trial has been designed as a multi-center randomized, placebo-controlled proof-of-concept Phase IIa trial to assess the safety and efficacy of lanifibranor in combination with the SGLT2 inhibitor empagliflozin for the treatment of patients with non-cirrhotic NASH and T2D. The trial is double-blind for the placebo and lanifibranor  arms and open-label for the combination of lanifibranor and empagliflozin arm.

The primary efficacy endpoint of the trial is a change in Hemoglobin A1c (HbA1c) at the end of the 24-week treatment compared to baseline. Secondary endpoints include changes in liver enzymes, glycaemic and lipids parameters, inflammatory markers and body fat composition. The trial is designed to provide valuable information on body weight evolution and body fat composition in patients with NASH and T2D when treated with lanifibranor and empagliflozin. Magnetic resonance imaging (MRI) will in addition allow to collect non-invasive data on hepatic fat, inflammation and fibrosis.

A total of 63 patients with non-cirrhotic NASH  and T2D will be randomized into the trial, in several sites in the United States and Europe. The diagnosis of non-cirrhotic NASH will be based on historic histology evaluation or a combination of non-invasive methods including imaging and serum-based metabolic diagnostic tests (“probable NASH”). The initiation of the trial is planned for the first half of 2022 and the publication of top line results is expected for the second half of 2023.

Pierre Broqua, Chief Scientist Officer and cofounder of Inventiva, stated: “We are delighted to announce the design of our proof-of-concept trial to evaluate the combination therapy of lanifibranor and empagliflozin. Given the complexity of NASH, the heterogeneity of patients and the results of  our Phase IIb trial with lanifibranor in NASH, it is possible that a combination with empagliflozin could further improve the therapeutic effects of lanifibranor on markers of cardiometabolic health.”

The LEGEND trial will also be part of a dedicated Key Opinion Leader (KOL) webcast focused on NASH and hosted by Inventiva on November 19, 2021 on the sidelines of the AASLD The Liver Meeting® 2021. This event can be followed both live and on-demand on Inventiva’s website in the “Investors – Investor Presentations” section at: http://inventivapharma.com/investors/investor-presentations/.

About lanifibranor

Lanifibranor, Inventiva’s lead product candidate, is an orally-available small molecule that acts to induce anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating all three peroxisome proliferator‑activated receptor (PPAR) isoforms, which are well‑characterized nuclear receptor proteins that regulate gene expression. Lanifibranor is a PPAR agonist that is designed to target all three PPAR isoforms in a moderately potent manner, with a well‑balanced activation of PPARα and PPARδ, and a partial activation of PPARγ. While there are other PPAR agonists that target only one or two PPAR isoforms for activation, lanifibranor is the only pan‑PPAR agonist in clinical development for the treatment of NASH. Inventiva believes that lanifibranor’s moderate and balanced pan‑PPAR binding profile contributes to the favorable tolerability profile that has been observed in clinical trials and pre‑clinical studies to date. The FDA has granted Breakthrough Therapy and Fast Track designation to lanifibranor for the treatment of NASH.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, MPS and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of preclinical programs.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained both FDA Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH. Lanifibranor is currently being evaluated in a pivotal Phase III clinical trial.

Inventiva is also developing odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients in 2019 and received both FDA Fast Track and Rare Paediatric Disease designation for odiparcil in MPS VI.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program. Furthermore, the Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases. AbbVie has started the clinical development of ABBV‑157, a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. This collaboration enables Inventiva to receive milestone payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from the collaboration.

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly‑owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com.

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Laurence Frost / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

Important Notice

This press release contains forward-looking statements, forecasts and estimates with respect to Inventiva’s clinical trials, clinical trial data releases, clinical development plans and anticipated future activities of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, or that candidates will receive the necessary regulatory approvals. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2020 filed with the Autorité des Marchés Financiers on March 15, 2021, the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 15, 2021 as well as the half-year financial report for the six months ended June 30, 2021 for additional information in relation to such factors, risks and uncertainties.

Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1Empaglifozin is marketed under the brand name Jardiance® by Boehringer Ingelheim and Eli Lilly and Company. Jardiance is approved for treating type 2 diabetes and reducing the risk of cardiovascular disease for adults with type 2 diabetes. Lilly reported Jardiance® global sales of $1.15 billion in 2020, while Boehringer posted worldwide Jardiance®sales of €2.48 billion. (Source: Eli Lilly and Boehringer Ingelheim 2020 annual reports).

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